DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 12, 2006

Kevin Keogh
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2006

Re: Newmont Mining Corporation
Incoming letter dated December 2, 2005

Dear Mr. Keogh:

This is in response to your letter dated December 2, 2005 concerning the shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

RECEIVED
2005 DEC -5 AM 9:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 2, 2005

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"). The Proponents wish to have the Proposal included in Newmont's proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Exchange Act and hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Rule 14a-8 under the Exchange Act set forth below.

The Proposal

The Proposal states that "shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review."

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

Discussion of Reasons for Omission

Ordinary Business Operations

The Proposal should be considered a matter of ordinary business operations. Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In *Release No. 34-20091* (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(c)(7) under the Exchange Act (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to such rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Release No. 34-40018* (May 21, 1998).

The Company believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7) under the Exchange Act, because the Proposal seeks an evaluation of the financial and reputational risks of the Company's business operations. The Proposal's focus is the operations of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities and, in particular, certain of the financial and reputational risks it faces. The review or evaluation of risks is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See, e.g., Dow Chemical Company* (available February 23, 2005) (excluding proposal requesting a report describing the impact that certain outstanding issues may reasonably pose on the company, its reputation, its finances and its expansion); *Newmont Mining Corp.* (available February 5, 2005; reconsideration denied March 15, 2005) (excluding proposal requesting a review of and report on the Company's policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the Company by such policies); *Newmont Mining Corp.* (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); *Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Dow Chemical Company, Newmont Mining Corp., Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *See, e.g., Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Furthermore, a report on potential risks enters into the realm of risk evaluation that is uniquely the responsibility of the Company's Board of Directors and management in their ongoing operation of the business. Therefore, the Company believes that the Proposal is also excludable based upon the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7) under the Exchange Act, proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. *Release No. 34-12999 (November 22, 1976); Release No. 34-40018 (May 21, 1998).* The Staff recently addressed this distinction relating to shareholder proposals involving environmental and public health issues, clarifying that a company may omit such shareholder proposals if the proposal focuses on the "company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," but not if the proposal focuses on the "company minimizing or eliminating operations that may adversely affect the environment or the public's health." *Staff Legal Bulletin No. 14C* (available June 28, 2005). In *Staff Legal Bulletin No. 14C*, the Staff compared the proposal it permitted to be excluded in *Xcel Energy Inc.* (available April 1, 2003) (calling for a report by the board of directors on "the economic risks associated with the Company's past, present and future emissions", "the public stance of the company regarding efforts to reduce these emissions," and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability"), with *Exxon Mobil Corp.* (available March 18, 2005) (calling for a report "on the potential environmental damage that would result from the company drilling for oil and gas in protected areas" and "the implications of a policy of refraining from drilling in such areas"). Here, unlike *Exxon Mobil Corp.*, the Proposal neither requests that the Company minimize or eliminate operations that may adversely affect the environment or the public's health, nor requires that the report focus on the Company minimizing or eliminating such operations. Instead, similar to the proposal in *Xcel Energy Inc.*, the Proposal seeks a report merely assessing the potential risks that the Company faces as a result of certain aspects of its operations that may adversely affect the environment or the public's health. Furthermore, although the preamble to the Proposal alludes to certain environmental and public health issues in Indonesia, the action requested by the resolution in the Proposal is for a report that focuses in particular on "potential financial and reputational risks incurred by the company as an outgrowth of these operations." This language in the Proposal indicates that the main objective of the Proposal is not to address any particular social policy issue, but instead to request a report that focuses on financial aspects of the Company's operations in Indonesia, which as previously discussed fall within the purview of the Company's ordinary business operations. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7) under the Exchange Act. *Release No. 34-40018* (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

Based on the foregoing, the Company believes that the Proposal deals with matters that involve the Company's ordinary business operations. Accordingly, and in view of the consistent position of the Staff on prior proposals relating to substantially similar issues, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) under the Exchange Act and we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Statement.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, filed herewith are six copies of this letter as well as six copies of the Proposal. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Kevin Keogh of White & Case LLP at (212) 819-8227.

Very truly yours,

White & Case LLP

KK:EY

cc: Britt D. Banks, Esq.
Sharon Thomas, Esq.
Kenneth B. Sylvester, Office of the Comptroller of New York City

RECD NOV 21 2005

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 14, 2005

Mr. Britt D. Banks
Vice President, General Counsel and
Secretary
Newmont Mining Corp.
1700 Lincoln Street
Denver, CO 80203

Dear Mr. Banks:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Newmont Mining common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Newmont Mining human rights ltr. 2005

NEWMONT MINING

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; and,

WHEREAS, Newmont Mining has extensive mining operations on the islands of Sulawesi and Sumbawa in Indonesia; and,

WHEREAS, the company has employed submarine tailings disposal (STD) as a method of disposing of toxic mining waste generated by its Indonesian mining operations; and

WHEREAS, in September, 2004, the New York Times reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Water Act; and,

WHEREAS, in August, 2005, the Indonesian government filed criminal charges against the company as well as a $133 million civil law suit on the grounds that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population; and

THEREFORE, BE IT RESOLVED, shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund	96,488 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP-NEWMONT MINING CORP-CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund	294,871 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 457,244 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	395,195 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: NEWMONT MINING CORP- CUSIP#: 651639106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System	21,202 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EXPRESS MAIL

January 6, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds") in response to the December 2, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case on behalf of Newmont Mining Corporation ("Newmont" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 2, 2005 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Newmont seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) the serious risk to the reputation and share value of transactional corporations operating in politically and socially troubled countries if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; (b) the extensive mining operations of Newmont on the Indonesian islands of Sulawesi and Sumbawa; (c) the use of submarine tailings disposal (STD) by Newmont to dispose of toxic mining waste generated by its Indonesian mining operations; (d) an article in the New York Times

(9/8/04) indicating that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Water Act; (e) that in August, 2005, the Indonesian government filed criminal charges against the company as well as a $133 million civil law suit regarding the violation of Indonesia's toxic dumping laws and the contamination of the adjacent marine environment with unnatural levels of arsenic and mercury thereby posing a significant health risk to the local population. These clauses are followed by a resolved clause that states:

> **THEREFORE, BE IT RESOLVED**, shareholders urge management to review its operations in Indonesia, with a particular reference to potential financial and reputational risks incurred by the company as an outgrowth of these operations, and to report to shareholders on the findings of this review.

II. The Company's Opposition and the Funds' Response

In its letter of December 2, 2005, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under one provision of SEC Rule 14a-8: Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

A. The Proposal Does Not Relate to the Conduct of the Company's Ordinary Business Operations and So May Not Be Omitted under Rule 14a-8(i)(7).

Due to Newmont's global stature, there has been extensive reporting of the indictment of Newmont's Indonesian subsidiary and Newmont's top executive in Indonesia, an American citizen and the subsidiary's president, an American, over allegations of dumping toxins into a bay near its mine, causing illnesses in villagers. The Newmont criminal trial is being watched in the boardrooms around the world. Rocky Mountain News (8/6/05). The trial sets a precedent because no American company, in recent history, has been indicted on criminal charges in any developing country. *Id.* The trial is an unusual case of an American corporate giant facing criminal charges in a developing country. The New York Times (8/6/05); The International Herald Tribune (8/6/05). "That the head of operations for a major American company is being criminally prosecuted abroad is exceptional enough. But the case has also become a test both of Indonesia's legal system and of the conduct of international corporations that operate in far-off lands, where local people often feel that foreign businesses keep laxer standards than at home." The New York Times Company (8/5/05); The International Herald Tribune (8/5/05). The case against Newmont is being closely watched by investors and environmentalists who are waiting to see whether the Indonesian government will be prepared to punish a multinational company for the first time in recent memory." The Guardian (8/6/05); Associated Press (8/5/05). A guilty verdict would increase pressure on the Indonesian government to withdraw the license it granted Newmont to dump waste at sea in 1999. "It would also complicate company plans to use submarine tailings disposal at a second mine it plans to open on Sumbawa in the next few years." Associated Press Worldstream (8/6/05). Although Newmont's CEO Wayne W. Murdy stated that Newmont is determined to win this case, "Murdy's headache, and perhaps that of many foreign investors in Indonesia, is that many influential Indonesians are just as determined to win." Fortune International (9/5/05) [1]

Indonesia's criminal trial against Newmont received extensive coverage again during November 2005 when an Indonesian court dropped the civil case referenced in the Proposal on jurisdictional grounds. At the time that news of the dismissal was disseminated, the media consistently discussed details of the criminal trial while pointing out that the separate criminal trial had not been affected by the court's ruling. For example, it was reported in The Financial Times (London) (11/18/05) in an article headlined, "Newmont's Legal Woes Remain in Spite of Victory in Indonesia," that the criminal hearing was unaffected and was expected to continue well into 2006. UPI (11/15/05) reported that while the decision to dismiss the civil suit would ease some of the U.S. company's troubles, it still faced charges of criminal pollution and that the president of Newmont's Indonesian subsidiary faced a possible 10-year jail sentence, if convicted.[2]

Notwithstanding this worldwide attention, the focus of the international business community and the readily apparent significant social significance, the Company, without explanation, chose to ignore completely the indictment and criminal trial in its December 2, 2005 letter. In so doing, Newmont has demonstrated insensitivity and a profound lack of understanding of the significant social policy issues the Proposal raise. Without acknowledging these material facts, the Company reached the erroneous, and indeed, preposterous conclusion that because the Proposal does not address any significant social policy issue, it should be excluded as one falling within the realm of "ordinary business." That the Company ignores its extraordinary predicament in Indonesia is arrogant and strongly conveys the urgency for the Proposal's conclusion.

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . .

---

1 *See also* Taipei Times (8/20/05); The Houston Chronicle (8/7/05); The Washington Post (8/6/05); Associated Press (8/6/05); Charleston Gazette (8/6/05); Pittsburgh Post-Gazette (8/6/05); Financial Times (8/5/05); Deutsche Presse Agentur (8/5/05); Australian Associated Press Pty. Ltd. (8/5/05); Orlando Sentinel (8/5/05); Japan Economic Newswire (8/5/05); BBC (8/5/05); The Atlanta Journal-Constitution (8/5/05); Turkish Press (8/5/05); St. .Paul Pioneer Press (8/5/05).

2 *See also* Thai Press Reports (11/17/05); The New York Times (11/16/05); St. Paul Pioneer Press (11/16/05); The Australian (11/16/05); Rocky Mountain News (11/16/05); BBC (11/15/05); Associated Press (11/15/05); Grand Forks Herald (North Dakota) (11/15/05); The Miami Herald (11/15/05); Jakarta Post (11/15/05); Deutsche Presse-Agentur (11/15/05).

> would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

The extent to which the indictment and the prosecution for alleged criminal pollution has attracted media attention reflects the degree of public concern over the issue and supports a finding that the Proposal is not excludable. The Proposal is concerned with the Company's indicted environmental practices and the deep risks this poses, not only to the Company's finances, but to Newmont's very reputation.

In addition to its disregard of the facts, the Company failed to support its position by citing any persuasive no-action letters. None of the no-action letters Newmont cited present a Proposal intertwined with a grave state of affairs akin to the subject situation. It should be noted that Newmont did not address General Electric (January 28, 2005), which provides the most analogous situation. The factual circumstances surrounding the Proposal in General Electric included conducting business with terrorist states. Not surprisingly, the Staff rejected the Company's argument that the Proposal related only to "ordinary business." Newmont's current situation in Indonesia, i.e., the criminal indictment of a subsidiary and its president based upon the Company's environmental practices and a continuing criminal trial, may present an even more significant social policy issue and be even less like "ordinary business" than was the case in General Electric.

The Company's reliance on the Division's Staff Legal Bulletin No. 14C (June 28, 2005) is misplaced. Contrary to the Company's assertion, the subject situation is more akin to Exxon Mobil Corp. (March 18, 2005) than to Xcel Energy Inc. (April 1, 2003) As in Exxon, the Proposal is focused on a significant social policy issue, i.e., alleged hazardous environmental operations. The Proposal seeks a report on the potential financial and reputational risk to continuing these operations that underlie the indictment and pending criminal trial, and is not seeking internal assessment as was the case in Xcel. A review and risk analysis could result in the recommendation that Newmont minimize or eliminate these operations given the financial and reputational risk. Whether to continue, minimize or stop such mining operations that underlie the indictment against the company represent a significant social policy issue. Further, the Proposal in Xcel did not seek a report on the reputational risk, unlike the subject Proposal, General Electric and Exxon.

For all of those reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Kevin Keogh, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Newmont Mining Corporation
Incoming letter dated December 2, 2005

The proposal urges management to review its operations in Indonesia, with particular reference to "potential financial and reputational risks incurred by the company as an outgrowth of these operations," and to report its findings to shareholders.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(7), as relating to Newmont's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel